INSERT A TREASURY MONEY PORTFOLIO-N-SAR ITEM
#77H


As of June 30, 2003, Treasury Money Institutional owned 80% of the Portfolio and Treasury Money Investment owned 20% of the Portfolio.









C:\TEMP\Exhibit A - Treasury Money Portfolios.doc